UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 22, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

This Form 6-K consists of the Review 2010, Invitation to the Annual General Meeting of UBS AG, the instruction letters to shareholders and proxy cards that appear immediately following this page and that have been sent to UBS AG shareholders in connection with the Annual General Meeting of UBS AG to be held on April 28, 2011.

Review 2010

Our businesses in 2010

We will not rest

“We will not rest” encapsulates an attitude shared by everyone at UBS: an unwavering commitment to understanding what you want and to delivering the products and services that best meet your needs and financial goals. It highlights our attention to detail and it reflects our desire to work in your best interest. Until you are satisfied that we have accomplished this, “We will not rest”.

    Contents

3	Letter to shareholders
10	Strategy and structure
12	Financial performance
16	Wealth Management & Swiss Bank
20	Wealth Management Americas
24	Global Asset Management
28	Investment Bank
34	Corporate governance
36	Board of Directors
38	Group Executive Board

This review is provided as a convenience to our investors, clients and other stakeholders who would like a brief overview of our business, strategy and 2010 performance. Please refer to UBS’s Annual Report 2010 for additional information. Details about how to obtain the Annual Report and other publicly available information about UBS, including the Annual Report on Form 20-F for the year ended 31 December 2010, are set out on the inside back cover of this review. The information contained in this review is not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS AG or its affiliates should be made on the basis of this document.

Contacts

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Investor Relations
UBS AG, Investor Relations
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Media Relations
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Office of the Company Secretary
UBS AG, Office of the Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-234 3628
Fax +41-44-234 6603

Shareholder Services
UBS AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6202
Fax +41-44-235 3154

US Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard

Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com
www.melloninvestor.com

Calls from the US +866-541 9689
Calls outside the US +1-201-680 6578

Fax +1-201-680 4675

Dear shareholders,

2010 was a year of substantial improvement for us. We achieved a net profit attributable to UBS shareholders of CHF 7.5 billion1, compared with a loss of CHF 2.7 billion in 2009. Our return on equity for 2010 improved to 16.7% from negative 7.8% at the end of 2009. We believe that providing outstanding levels of execution and delivering sustainable profitability are the cornerstones on which we can build a successful future, and that the progress we made during 2010 has enhanced our reputation with stakeholders.

Sustaining this progress will require us to continue to act with discipline and integrity, and to maintain a sharp focus on achieving our targets. During the year we increased revenues by CHF 9 billion compared with 2009, while at the same time reducing overall risk levels. We maintained discipline over our cost base, achieving our targeted fixed costs of less than CHF 20 billion. Our clients have once again entrusted us with net new money, with net inflows stabilizing in the second half of the year. Profits for 2010 were a key driver of the increase in our Basel II tier 1 capital ratio, which stood at an industry-leading 17.8% at the year-end. While our results for 2010 showed a marked improvement, we have far greater ambitions. In 2011 we will continue to build further on our achievements.

Most of our business divisions showed an improvement compared with 2009. In Wealth Management, client confidence remained subdued in volatile markets, affecting overall transaction volumes. Market rates of interest also remained low during the year. Against this backdrop, Wealth Management‘s pre-tax profit increased to CHF 2,308 million compared with CHF 2,280 million in 2009, mainly as a result of reduced operating expenses. Total operating income declined marginally on lower interest income reflecting the interest rate environment as well as the effects of foreign exchange on our results, particularly the decrease in the value of the euro and US dollar against the Swiss franc. Fee income decreased on a lower average asset base, but trading income increased reflecting the work we have done to further strengthen our advisory relationship with clients. Invested assets declined by 7% as foreign exchange movements and outflows more than offset positive investment performance. Operating expenses declined by 3% mainly reflecting reduced personnel and restructuring costs.

1 Our 2010 results were adjusted after the issuance of our fourth quarter 2010 report. The adjustment, which increased the net profit attributable to UBS shareholders by CHF 373 million, is explained in Note 33 to the financial statements included in the UBS 2010 Annual Report.

In Retail & Corporate, pre-tax profit increased by 9% to CHF 1,772 million compared with 2009. Total operating income remained broadly stable, with net interest income impacted by low market interest rates. Operating expenses were reduced by 8%, reflecting cost-cutting measures initiated in 2009.

Wealth Management Americas reported a pre-tax loss of CHF 130 million compared with a pre-tax profit of CHF 32 million in 2009. The result belies the considerable operational progress made during the year, the benefits of which were more than offset by a significant increase in litigation provisions. We believe the restructuring of this business over the past year will allow us to leverage our strong competitive positioning going forward. Retaining talent within the business is key, and we are encouraged that financial advisors with us for more than one year delivered a strong performance, especially in the fourth quarter. Operating income was flat, with improved managed account fees and higher mutual fund revenues offset by a decrease in municipal trading income. Net new money trends in the business are encouraging, with the business delivering positive net new money in the second half of the year.

In 2010, Global Asset Management continued to build on its already sound investment track record with a pre-tax profit of CHF 516 million, an increase of 18% compared with 2009. This was achieved despite a decrease in invested assets as positive investment performance and net new money inflows were more than offset by negative currency effects. Operating income was down by 4% due to lower performance fees and lower revenues also reflecting the sale of UBS Pactual. Operating expenses decreased by 9%.

Our Investment Bank contributed most to the improvement in our 2010 results, recording a pre-tax profit of CHF 2,197 million compared with a pre-tax loss of CHF 6,081 million in 2009. This was primarily due to a reversal of losses in our fixed income, currencies and commodities business and reflects the rebuild of our credit business where revenues rose significantly. In 2010 we recorded considerably lower net credit loss expenses and lower own credit losses, partly offset by an increase in operating expenses.

We continued to maintain tight control over our risks and balance sheet alongside improvements in profitability over the year. Risk-weighted assets were reduced by 4% during the year to CHF 199 billion, and, on 31 December 2010, our balance sheet stood at CHF 1,317 billion, down 2% compared with the prior year. The increase in our regulatory capital, together with a reduction in risk-weighted assets, led to an improvement of our BIS tier 1 capital ratio to 17.8% compared with 15.4% at the end of 2009.

During 2010 the regulatory landscape shifted substantially with the expectation of more stringent regulatory requirements becoming a reality. New global regulatory proposals were finalized by the Basel Committee on Banking Supervision early this year, and the Swiss Federal Council published draft legislation for Swiss banks based on the recommendations of the Swiss Expert Commission and designed to address the “too big to fail” issue. These proposals are due to be debated in the Swiss Parliament later this year. We will continue to evaluate the impacts of these changes, especially the effect that they may have on the profitability of our businesses, and, where necessary, we will take appropriate action. As previously stated, we will retain earnings in order to meet the recommended future capital requirements.

Recent quarters have demonstrated that our results for certain divisions, and for the Group as a whole, are highly sensitive to regulatory, legal and tax developments. In 2011, we believe that we may have opportunities to recognize further deferred tax assets in our results. We also expect that provisions for litigation and other contingencies will continue to affect us, although the timing and magnitude of these developments are not predictable.

In the current environment it is more important than ever that we focus on our clients’ needs. During the year we continued to implement our global and integrated bank strategy. We improved the way in which we deliver our products and services to clients, which in turn should help us achieve further revenue growth. As part of this strategy we established our Investment Products and Services unit. We believe that this unit will play a crucial role, ensuring that our clients receive fast and efficient access to products and services tailored to their individual needs. Alongside this we set up our Global Family Office Group, catering to the often complex needs of many of the world‘s wealthiest families.

We continued our tradition of supporting the local communities in which we live and work. We believe that our success stems not only from our employees’ skills and resources and from our relationships with our clients, but also from a healthy social environment. All over the world, our regional Community Affairs teams organize a wide variety of charitable activities in addition to direct donations made by the firm. Across all of our business regions, our employees continue to play a very active role in our community investment efforts, in particular through their volunteering activities. In 2010, our employees spent nearly 81,000 hours volunteering. We support their commitment by offering up to two working days a year for volunteering efforts, and also match employee donations to selected charities. In 2010 we also announced our support of the UBS Kids Cup, an athletics competition in Switzerland involving up to 70,000 children aged 7 to 15, helping to promote health and well-being.

During the year there were signs of improved client confidence in UBS. Building on this momentum, in August we launched our new brand campaign, our first global campaign for two years. The “We will not rest” campaign conveys our commitment to and focus on our clients at every level of the organization.

The ultimate responsibility for the firm’s strategy and the supervision of its executive management rests with the Board of Directors. We welcome the announcement that Joseph Yam, founder and former Chief Executive of the Hong Kong Monetary Authority, has been nominated for election to the Board. His expected appointment following the 2011 Annual General Meeting should further strengthen UBS’s Board of Directors, allowing us to benefit from his considerable experience. We recently announced that Sally Bott has resigned from the Board. We would like to express our gratitude to Sally for her outstanding contributions and great commitment during the past two and a half years.

2010 was a year of substantial improvement in our financial performance and our financial condition, and we would like to take this opportunity to thank you, our shareholders, for your continued support, and all of our employees for their hard work and commitment. In 2011, we are confident that we can consolidate the progress already made throughout the firm, helping to deliver our goal of long-term sustainable profitability for our shareholders.

15 March 2011

Yours sincerely,

Kaspar Villiger	Oswald J. Grübel

Kaspar Villiger Chairman of the Board of Directors    Oswald J. Grübel Group Chief Executive Officer

Until Juan Manuel Fangio became the world’s best driver, he would not rest. We’re just as driven by our desire to achieve our goals.

Strategy and structure

Our strategic priorities

In aspiring to be a leading client-focused financial services firm, we are concentrating on:
–	further strengthening our position as a leading bank for high net worth and ultra high net worth clients around the world;
–	continuing our leadership across all client segments in Switzerland;
–	attaining a top-tier position in the growth regions in which we choose to operate; and
–	remaining a leading investment bank with a client-centric business model, focusing on flow trading and advice, leveraging our traditional strengths and maximizing our scope by working in close conjunction with our wealth management, corporate and asset management businesses.

At the end of 2009, we established strategic objectives to improve our financial performance and reposition the firm in order to generate sustainable profitability and increased shareholder value. These strategic objectives were reiterated at our Investor Day in November

2010. Our strategy is built on two primary pillars: re-focusing our business portfolio to fully capitalize on our strengths, and transforming the way we operate, exploiting the full potential of our strengths based on our three strategic principles of reputation, integration and execution. We are delivering against this strategy and have made progress in improving our financial performance during 2010.

Our competitive profile

Our business mix reflects decades of continuous development, organic growth and acquisitions. As a leader in the wealth management industry in terms of total invested assets, we offer a combination of wealth management, investment banking and asset management and services in both local and regional markets. We are a leading wealth manager in Switzerland, Europe, and the Asia Pacific region, and are well posi-

tioned in the main growth markets such as the Middle East and Latin America. In the US, we are a leading wealth management service provider and are the biggest foreign-owned wealth manager. Furthermore, we have the largest ultra high net worth business globally in terms of invested assets. Our Investment Bank maintains a strong presence among global corporate and institutional clients, and holds leading positions in equities, foreign exchange, money markets, mergers and aquisitions and financial advisory services. Switzerland operates within our integrated bank model and is the only country in which retail, corporate and institutional banking, wealth and asset management as well as investment banking are present. In the Asia Pacific region, we operate leading investment banking, wealth management and asset management businesses.

Re-focusing the business portfolio

Fostering closer collaboration between our wealth management, asset management and investment banking businesses will allow us to better serve our clients. We believe this will also help to improve our operating and financial results and will generate more shareholder value. Leveraging our strong global footprint is key and we continue to invest in our businesses in the Asia Pacific region, the Middle East and in Latin America.

Transforming the way we operate

Our transformation is geared towards exploiting the full potential of our strengths based on our three strategic principles of reputation, integration and execution.

Our reputation is our most valuable asset. It is ultimately defined by the actions and decisions we take every day. In order to restore and safeguard our reputation, we have introduced more disciplined and effective governance processes.

Integration is a key factor in serving our clients and driving efficiencies and is being achieved through a series of measures, including several dedicated client-related initiatives around the globe, and related improvements in client coverage and management processes.

We are committed to execution at the highest standards, ensuring consistent high-quality delivery to clients. We are building a performance-oriented culture that will help us to attract, develop and retain top industry talent.

Financial performance

UBS results 2010

In 2010, we generated a net profit attributable to UBS shareholders of CHF 7.5 billion, a significant improvement over the net loss of CHF 2.7 billion in 2009. This increase was primarily due to a significant improvement in fixed income, currencies and commodities revenues from a loss in 2009. In addition, a reduction in credit loss expense, as well as significantly lower own credit losses on financial liabilities designated at fair value supported the result. Operating expenses were slightly lower than in 2009, when we recorded higher restructuring costs and a goodwill impairment charge related to the sale of UBS Pactual. Further, we reduced fixed costs excluding bonus and significant non-recurring items to CHF 19.9 billion in 2010, in line with our communicated target of below CHF 20 billion, despite increased costs for litigation provisions compared with 2009. Diluted earnings per share were CHF 1.96 in 2010, compared with negative CHF 0.75 in 2009.

Additional key factors affecting our financial position and results of operations in 2010

–	Reduction in credit loss expense as well as significantly lower own credit losses supported the result.
–	Recognition of a net income tax benefit for additional deferred tax assets.
–	A gain on our option to acquire the equity of the SNB StabFund.
–	Sale of real estate investments in New York and Zurich.
–	Net restructuring charges mainly related to Wealth Management Americas.
–	Charges related to the UK Bank Payroll Tax.
–	Invested asset base decreased on strengthening of the Swiss franc.
–	Net new money stabilized, and over the last two quarters we achieved net inflows for the overall Group.

UBS key figures
	As of or for the year ended
CHF million, except where indicated	31.12.10	31.12.09	31.12.08

Group results

Operating income	31,994	22,601	796

Operating expenses	24,539	25,162	28,555

Operating profit from continuing operations before tax	7,455	(2,561)	(27,758)

Net profit attributable to UBS shareholders	7,534	(2,736)	(21,292)

Diluted earnings per share (CHF)[1]	1.96	(0.75)	(7.63)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)	16.7	(7.8)	(58.7)

Return on risk-weighted assets, gross (%)	15.5	9.9	15.5

Return on assets, gross (%)	2.3	1.5	0.2

Growth

Net profit growth (%)[3]	N/A	N/A	N/A

Net new money (CHF billion)[4]	(14.3)	(147.3)	(226.0)

Efficiency

Cost / income ratio (%)	76.5	103.0	753.0

Capital strength

BIS tier 1 ratio (%)[5]	17.8	15.4	11.0

FINMA leverage ratio (%)[5]	4.45	3.93	2.45

Balance sheet and capital management

Total assets	1,317,247	1,340,538	2,014,815

Equity attributable to UBS shareholders	46,820	41,013	32,531

BIS total ratio (%)[5]	20.4	19.8	15.0

BIS risk-weighted assets[5]	198,875	206,525	302,273

BIS tier 1 capital[5]	35,323	31,798	33,154

Additional information

Invested assets (CHF billion)	2,152	2,233	2,174

Personnel (full-time equivalents)	64,617	65,233	77,783

Market capitalization[6]	58,803	57,108	43,519

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of the Annual Report 2010.   2 For the definitions of our key performance indicators refer to the “Measurement and analysis of performance” section of the Annual Report 2010.   3 Not meaningful if either the current period or the comparison period is a loss period.   4 Excludes interest and dividend income.   5 Refer to the “Capital management” section of the Annual Report 2010.   6 Refer to the “UBS shares in 2010” section of the Annual Report 2010.

Until Amelia Earhart became the first woman to fly solo across the Atlantic, she would not rest. It’s our aim to become the financial partner of choice for clients all over the world.

Wealth Management & Swiss Bank

From 2010 onwards, reporting of Wealth Management & Swiss Bank was revised in order to better reflect the management structure and responsibilities. Wealth Management and Retail & Corporate are now presented in our external financial reporting as separate business units.

Business unit reporting
	Wealth Management			Retail & Corporate
	As of or		% change	As of or		% change
	for the year ended		from	for the year ended		from
CHF million, except where indicated	31.12.10	31.12.09	31.12.09	31.12.10	31.12.09	31.12.09

Income	7,345	7,427	(1)	3,946	4,096	(4)

Credit loss (expense)/recovery	11	45	(76)	(76)	(178)	(76)

Total operating income	7,356	7,471	(2)	3,870	3,918	(1)

Total operating expenses	5,049	5,191	(3)	2,098	2,289	(8)

Business unit performance before tax	2,308	2,280	1	1,772	1,629	9

Key performance indicators1 / Additional information

Net new money (CHF billion)	(12.1)	(87.1)		2.0	(2.7)

Invested assets (CHF billion)	768	825	(7)	136	136	1

Gross margin on invested assets (bps)[2]	92	91	1

Client assets (CHF billion)	920	1,005	(8)	879	840	5

Personnel (full-time equivalents)	15,663	15,408	2	12,089	12,140	0

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of the UBS Annual Report 2010.   2 Excludes negative valuation adjustments on property fund (2010: CHF 45 million, 2009: CHF 155 million).

Wealth Management

With a presence in over 40 countries and headquartered in Switzerland, Wealth Management provides clients with financial advice, products and tools to fit their individual needs. The business has approximately 200 offices, half of which are outside Switzerland, mostly in Europe, Asia Pacific, Latin America and the Middle East.

Business

Wealth Management delivers comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. With CHF 768 billion of invested assets as of the end of 2010, we are one of the largest wealth managers in the world.

Strategy and clients

Our goal is to be the bank of choice for wealthy individuals worldwide. We believe we are well positioned to capture growth opportunities in all markets, particularly in Asia, emerging markets and the global ultra high net worth segment, all areas where we expect to see the fastest market growth. We are one of the largest banks for ultra high net worth and high net worth clients and we aim to grow faster than the average global wealth market, while increasing our profitability through enhanced gross margins and targeted investments.

In our cross-border business, we are concentrating on areas with the greatest market potential. In Asia Pacific, we continue to focus on Hong Kong and Singapore, the leading financial centers in the region. In emerging markets, we are focusing on the Middle East, Latin America and Central and Eastern Europe. We have organized emerging markets as a dedicated business and enhanced our local presence with several new Wealth Management offices. In our European cross-border business we are focusing on the quality of our client service delivery and country-specific product offerings.

In our onshore business, we continue to enhance our already strong domestic presence in the key European and Asian markets. In Switzerland we are strengthening our position by consistently implementing our structured advisory process. In short, we understand the distinct needs of our clients.

Products and services

As a global integrated firm, we have the expertise to identify appropriate investment opportunities for clients and the local presence to provide them. We have brought together experts from across the firm to create a new unit called Investment Products and Services (IPS). IPS provides access to UBS’s services and expertise for clients and client advisors through this integrated and efficient organization.

Results 2010

In 2010, pre-tax profit increased by 1% to CHF 2,308 million from CHF 2,280 million in 2009. Total operating income in 2010 was CHF 7,356 million, down by 2% from CHF 7,471 million a year earlier. Operating expenses declined by 3% to CHF 5,049 million compared with CHF 5,191 million in 2009.

During 2010, net new money outflows declined to CHF 12.1 billion compared with CHF 87.1 billion in 2009.

Retail & Corporate

Through our network of 300 branches in Switzerland, we deliver comprehensive financial services to all of our clients.

Business

We deliver comprehensive financial services to retail, corporate and institutional clients in Switzerland. With CHF 879 billion in client assets at the end of 2010, we are the leading bank in Switzerland for retail, corporate and institutional clients. Our business is embedded within the integrated bank delivery model of UBS Switzerland, which also covers wealth management, asset management and investment banking in Switzerland.

Strategy and clients

Our goal is to be the bank of choice for retail clients in Switzerland. We serve one out of three households in Switzerland with over 300 branches, 1,250 automated teller machines and self-service terminals, e-banking services and customer service centers and we are currently refurbishing our branches to better serve the needs of our clients. We serve almost half of all Swiss companies ranging from multinationals, corporations, institutional clients and financial institutions to small and medium enterprises.

Products and services

Our retail clients have access to a comprehensive selection of cash accounts, payments, savings and retirement products, investment fund solutions, residential mortgages, life insurances and advisory services. In addition, our corporate and institutional clients have access to a comprehensive set of products and services as well as global sector specialists within the Investment Bank providing strategic advice in the field of mergers and acquisitions.

Results 2010

In 2010, pre-tax profit increased 9% to CHF 1,772 million compared with CHF 1,629 million in 2009 mainly due to an 8% decrease in operating expenses. Total operating income was CHF 3,870 million, down 1% from a year earlier. Operating expenses declined 8% to CHF 2,098 million as a result of cost-cutting measures initiated in 2009.

Wealth Management Americas

Wealth Management Americas provides advice-based relationships through its financial advisors, who deliver a fully integrated set of wealth management solutions designed to address the needs of high net worth and ultra high net worth individuals and families.

Business division reporting
	As of or for the year ended		% change from
CHF million, except where indicated	31.12.10	31.12.09	31.12.09

Recurring income	3,472	3,256	7

Non-recurring income	2,093	2,290	(9)

Income	5,565	5,565	0

Credit loss (expense) / recovery	(1)	3

Total operating income	5,564	5,550	0

Total operating expenses	5,694	5,518	3

Business division performance before tax	(130)	32

Key performance indicators1 / Additional information

Net new money (CHF billion)	(6.1)	(11.6)

Net new money including interest and dividend income, Wealth Management US only (CHF billion)[2]	13.1	10.0

Invested assets (CHF billion)	689	690	0

Gross margin on invested assets (bps)	80	81	(1)

Personnel (full-time equivalents)	16,330	16,925	(4)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of the UBS Annual Report 2010.   2 For purposes of comparison with US peers.

Business

Wealth Management Americas is among the leading wealth managers in the Americas based on invested assets, and includes the Wealth Management US business, the domestic Canadian business and the international business booked in the United States. On 31 December 2010, the business division had invested assets of CHF 689 billion.

Strategy and clients

Our vision is to be the best wealth management business in the Americas. In order to achieve this goal, we must be both client-focused and advisor-centric. Due to our competitive positioning, we believe we are large enough to be relevant and small enough to be nimble, combining the advantages of both large and boutique players. By partnering with financial advisors serving high net worth and ultra high net worth clients, we aim to become a trusted, differentiated and superior provider of financial solutions.

We deliver a fully-integrated set of advice-based wealth management solutions through our financial advisors to meet the needs of our target client segments: high net worth clients and ultra high net worth clients, while also serving the needs of core-affluent clients where appropriate. We are committed to providing advice to our clients, employing the best professionals in the industry and delivering the highest standard of execution.

Products and services

Wealth Management Americas focuses on the individual financial needs of each client. Our comprehensive planning supports clients through the various stages of their lives, including education funding, charitable giving, tax management strategies, estate strategies, insurance, retirement, trusts and foundations with corresponding product offerings for each stage.

Our dedicated Wealth Management Research team provides research guidance to help support clients’ investment decisions. Our offerings are designed to meet a wide variety of investment objectives, including wealth accumulation and preservation, income generation and portfolio diversification. We also offer competitive lending and cash management services such as the Resource Management Account, Federal Deposit Insurance Corporation-insured deposits, securities-backed lending, mortgages and credit cards. Additionally, we provide comprehensive, personalized stock benefit plans and related services to many of the largest US corporations and their executives. For corporate and institutional clients, we offer equity compensation, administration, investment consulting, defined benefit and contribution programs and cash management services.

Our clients can choose the type of relationship they prefer to have with us via asset-based pricing, transaction-based pricing or a combination of both. Asset-based accounts have access to both discretionary and non-discretionary investment advisory programs. Non-discretionary advisory programs enable the client to maintain control over all account transactions, while clients with discretionary advisory programs direct investment professionals to manage a portfolio on their behalf. Clients can give investment discretion to a qualified financial advisor, a team of our investment professionals or a third-party investment manager. Additionally, mutual fund advisory programs are also offered, whereby a financial advisor works with the client to create a diversified portfolio of mutual funds guided by a research-driven asset allocation framework.

For clients who favor individual securities, we offer a broad range of equity and fixed income instruments. In addition, qualified clients may take advantage of structured products and alternative investment offerings to complement their portfolio strategies. All of these solutions are supported by a dedicated markets execution group. This group partners with the Investment Bank and Global Asset Management in order to access the resources of the entire firm.

Results 2010

Wealth Management Americas reported a pre-tax loss of CHF 130 million in 2010 compared with a pre-tax profit of CHF 32 million in 2009, due to higher litigation provisions. Operating income of CHF 5,564 million was essentially flat compared with CHF 5,550 million in 2009, but increased by 4% in US dollar terms. In 2010, operating expenses increased by 3% to CHF 5,694 million from CHF 5,518 million, and included CHF 162 million of restructuring charges compared with CHF 152 million of restructuring charges in 2009.

Net new money outflows for Wealth Management Americas were CHF 6.1 billion in 2010 compared with CHF 11.6 billion in the prior year. The Wealth Management US business saw net new money outflows of CHF 5.5 billion in 2010 compared with CHF 9.8 billion in 2009. Including interest and dividend income, net new money inflows for the Wealth Management US business improved to CHF 13.1 billion from CHF 10.0 billion in 2009.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses well diversified across regions, capabilities and distribution channels.

Business division reporting
	As of or for the year ended		% change from
CHF million, except where indicated	31.12.10	31.12.09	31.12.09

Net management fees[1]	1,918	1,904	1

Performance fees	141	233	(39)

Total operating income	2,058	2,137	(4)

Total operating expenses	1,542	1,698	(9)

Business division performance before tax	516	438	18

Key performance indicators2 / Additional information

Net new money (CHF billion)	1.8	(45.8)

Invested assets (CHF billion)	559	583	(4)

Gross margin on invested assets (bps)	36	37	(3)

Personnel (full-time equivalents)	3,481	3,471	0

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of the UBS Annual Report 2010.

Business

Global Asset Management offers a diverse range of investment capabilities and services from a boutique-like structure, encompassing all major asset classes, including equities, fixed income, currency, hedge funds, real estate and infrastructure as well as asset allocation, risk management and fund administration services. Invested assets totalled CHF 559 billion on 31 December 2010, making Global Asset Management one of the larger global asset managers. We are among the largest hedge fund of funds and real estate investment managers in the world, one of the biggest mutual fund managers in Europe and the largest in Switzerland.

Strategy

Global Asset Management is focused on delivering consistent long-term investment performance and capitalizing on the expected growth opportunities within the asset management industry. The diversification of our business places us in a good position to benefit from shifting market dynamics and provides a solid foundation for capturing these growth opportunities. Our key strategic objective is to monetize our good long-term investment performance, both through gaining new client assets and improving our retention of existing client assets.

We are working to build on our strong third-party institutional business, while launching intensified third party wholesale initiatives in the Americas and in Europe. We continue to capitalize on our established positions in emerging markets and will build our presence in Brazil following the completion of the acquisition of Link Investimentos.

1 Assets represented are totals for the Global Asset Management business division worldwide. The regional split is primarily based on the client servicing location.

Products and services

Our investment capabilities and services can be delivered in the form of segregated, pooled and advisory mandates, along with a range of more than 500 registered investment funds, exchange-traded funds and other investment vehicles across all major asset classes.

Equities offers a full spectrum of investment styles with varying risk and return objectives. It has three investment pillars with distinct strategies, including core/ value, growth and structured equities.

Fixed income offers a diverse range of global, regional and local market-based investment strategies that cover a wide range of benchmarks. Its capabilities include “core” government and corporate bond strategies, high-yield and emerging market debt.

Alternative and quantitative investments has two primary business lines – multi-manager (or fund of funds) and single manager (O’Connor). The former constructs portfolios of hedge funds and other alternative investments operated by third-party managers, allowing clients to have diversified exposure to a range of hedge funds, private equity and infrastructure strategies. O’Connor is a key provider of single manager global hedge funds.

Global real estate actively manages real estate investments in Asia, Europe and the US, as well as across the major real estate sectors. Its capabilities are focused on core and value-added strategies but also include other strategies across the risk/return spectrum. It offers direct investment, fund of funds and real estate securities strategies.

Global investment solutions offers asset allocation, currency, manager research and risk management services. It manages domestic, regional and global balanced portfolios, currency mandates, structured portfolios, multi-manager and absolute return strategies and supports clients in a wide range of investment-related functions, including investment policy setting, integrated asset liability solutions, multi-manager approaches, investment outsourcing and fiduciary management.

Infrastructure originates and manages specialist strategies that invest directly in infrastructure assets globally.

Fund services, the global fund administration business, provides professional services, including legal setup, reporting and accounting for retail and institutional investment funds, hedge funds and other alternative funds.

1 Works in close coordination with region heads and the Pan Asia Institutional team.   2 Reports to UBS Group functional head.

Results 2010

Pre-tax profit for 2010 was CHF 516 million compared with CHF 438 million in 2009. Excluding a net goodwill impairment charge of CHF 191 million related to the sale of UBS Pactual in 2009, the pre-tax profit for 2010 would have decreased by CHF 113 million compared with 2009, mainly due to lower performance fees, coupled with increased expenses for prior years’ deferred variable compensation. Total operating income was CHF 2,058 million in 2010, compared with CHF 2,137 million in 2009. Total operating expenses were CHF 1,542 million in 2010, compared with CHF 1,698 million in 2009 (including the aformentioned Pactual goodwill impairment charge).

Net new money inflows were CHF 1.8 billion in 2010 compared with net outflows of CHF 45.8 billion in 2009. Net inflows of CHF 18.2 billion from third parties were mostly offset by CHF 16.4 billion from clients of our wealth management business.

Investment Bank

The Investment Bank provides a broad range of products and services to corporate and institutional clients, sovereign and other governmental bodies, financial intermediaries, alternative asset managers and private investors.

Business division reporting
	As of or for the year ended		% change from
CHF million, except where indicated	31.12.10	31.12.10	31.12.10

Investment banking	2,414	2,466	(2)

Securities	10,144	4,390	131

Equities	4,469	4,937	(9)

Fixed income, currencies and commodities	5,675	(547)

Total income	12,558	6,856	83

Credit loss (expense) / recovery	0	(1,698)	(100)

Total operating income excluding own credit	12,558	5,158	143

Own credit[1]	(548)	(2,023)	73

Total operating income as reported	12,010	3,135	283

Total operating expenses	9,813	9,216	6

Business division performance before tax	2,197	(6,081)

Key performance indicators2 / Additional information

Total assets (CHF billion)	966.9	992.0	(3)

BIS risk-weighted assets, gross (CHF billion)	119.3	122.4	(3)

Average VaR (1-day, 95% confidence, 5 years of historical data)	56	55	2

Personnel (full-time equivalents)	16,860	15,666	8

1 Represents own credit charges of financial liabilities designated at fair value through profit or loss.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section of the UBS Annual Report 2010.

Business

The Investment Bank has three distinct and aligned business areas:
–	equities
–	fixed income, currencies and commodities (FICC)
–	the investment banking department (IBD)

The equities and FICC businesses are organized to foster a higher degree of alignment and co-operation across our sales and trading businesses. Together, equities and FICC offer access to the primary and secondary securities markets, foreign exchange and prime brokerage services as well as research on equities, fixed income, commodities, and economic, strategic and quantitative research. IBD provides advice on mergers and acquisitions and restructurings, and raises capital for corporate, institutional and sovereign clients in the debt and equity markets.

Strategy

Our strategy is centered on an aligned and integrated client-centric business model built around flow trading and advice, and is supported by a disciplined risk control framework. Our business involves risk taking to facilitate and intermediate client transactions. However, our trading strategies are subject to tight balance sheet and risk limits controlled by our risk framework. In supporting our strategy, we have created a securities platform to unify our capabilities in equities and FICC. Our securities strategy is focused on delivering performance across asset classes, giving clients easier access to the entire firm and creating value in the process. We continued to grow our credit, rates and emerging markets businesses, leveraging both existing and new talent as part of our rebuild in FICC. On a selective basis, and marked against hurdle rates and strict criteria, we have re-entered certain businesses relevant to our strategy. We also developed further capabilities in the commodities business. In equities, in addition to enhancing our position in cash equities, we are targeting growth in equity derivatives, exchange-traded derivatives and prime brokerage. In IBD, we are focused on strengthening our market position in the Americas, while we continue to be among the leaders in Europe, the Middle East and Africa, and Asia Pacific regions.

Products and services

Securities

We combined distinct trading and sales activities into a holistic business with the goal of improving our market position and overall client service. We aligned certain sales functions across equities and FICC products, resulting in a coordinated securities distribution platform with enhanced cross-asset delivery and specialist skills.

Equities

We are a leading participant in the world’s primary and secondary markets for equity, equity-linked and equity derivative products. The main lines of the equities business are:

Cash equities provides clients with investment advisory, trade execution offerings and related consultancy services, together with comprehensive access to the primary markets, corporate management and subject matter expertise.

Derivatives and equity-linked provides exchange-traded and structured or customized solutions to our clients.

Prime services offers an integrated global prime brokerage business, including multi-asset class clearing and custody, capital consultancy, securities lending and equity swaps execution.

Fixed income, currencies and commodities

The FICC business area delivers products and solutions to corporate, institutional and public sector clients in all major markets, as well as to private clients via targeted intermediaries. The main business lines of the FICC business area are:

Macro consists of the foreign exchange, money market and interest rate sales and trading businesses, as well as cash and collateral trading.

Credit sales and trading encompasses the origination, underwriting, trading and distribution of cash and synthetic products across the credit spectrum – bonds, derivatives, notes and loans.

The emerging markets business offers investors in Central and Eastern Europe, the Middle East, Latin America and selected Asian countries access to international markets, and provides international investors with an opportunity to add exposure via our onshore presence in key locations.

Investment banking department

IBD provides strategic advice and a range of capital markets execution services to corporate clients, financial institutions, financial sponsors, sovereign clients, wealth funds and hedge funds. The main business lines of the IBD business area are:

The advisory group assists in acquisition and sale processes, and also advises on strategic reviews and corporate restructuring solutions.

Global capital markets is a joint venture with the securities business. It offers financing and advisory services that cover all forms of capital raising as well as risk management solutions.

Global leveraged finance provides event-driven (acquisition, leveraged buyout) loans and bond and mezzanine leveraged finance to corporate customers and financial sponsors.

Results 2010

In 2010, we recorded a pre-tax profit of CHF 2,197 million compared with a pre-tax loss of CHF 6,081 million in 2009, primarily as a result of increased revenues in FICC, a significant reduction in net credit loss expenses and lower own credit losses on financial liabilities designated at fair value. Total operating income in 2010 was CHF 12,010 million compared with CHF 3,135 million in the prior year. The net credit loss expense in 2010 was nil compared with net credit loss expense of CHF 1,698 million in 2009. Operating expenses increased 6% to CHF 9,813 million in 2010 from CHF 9,216 million in the previous year.

Until Dr. Charles Kao pioneered fiber optics and transformed the way we communicate, he would not rest. We take on our responsibilities at every level with just as much diligence.

Corporate governance

Our corporate governance principles are designed to support UBS towards sustainable profitability and protect the interests of our shareholders, as well as to create value for shareholders and stakeholders.

Dual board structure

UBS operates under a strict dual board structure: the Board of Directors (BoD) and the Group Executive Board (GEB). This results in a clear separation of duties and responsibilities. The BoD is responsible for the UBS Group’s (Group) direction as well as monitoring and supervising the business. All members of the BoD are independent with the exception of the full-time Chairman. Shareholders elect each member of the BoD, which in turn appoints the Chairman. The GEB is responsible for executive management and is accountable to the BoD for the overall financial results of the Group. The GEB is led by the Group Chief Executive Officer (Group CEO).

Developments in 2010 that strengthened our leadership capacity

The Organization Regulations of UBS AG and its annexes were revised to implement all applicable regulatory requirements and further enhance the authority of the executive management. In addition, they simultaneously accentuate the supervisory role of the BoD and its various committees and reflect the newly separated roles of the Vice Chairman and the Senior Independent Director.

The BoD is ultimately responsible for the financial success of the Group, and thus decides on the business strategy of the Group based upon the recommendations of the Group CEO and the GEB. The BoD is responsible for approving our annual report and quarterly financial statements as reviewed and proposed by the Audit Committee, together with executive management, external auditors and Group Internal Audit. Furthermore, the BoD is responsible for approving our risk capacity and risk appetite, taking into account any proposals and alternatives suggested by the Risk Committee.

Shareholder participation

We are committed to shareholder participation in our decision-making process. Our directly registered shareholders, as well as US shareholders registered via nominee companies, regularly receive written information about our activities and performance and are personally invited to shareholder meetings. We fully subscribe to the principle of equal treatment of all shareholders, who range from large investment institutions to individual investors, and we regularly inform them about the development of the company of which they are co-owners.

In addition, the Annual General Meeting offers shareholders the opportunity to raise any questions regarding our development and the events of the respective year under review. Members of the BoD and GEB, as well as the internal and external auditors, are present to answer these questions.

Transparency report

In October 2010, we published the “Transparency report to the shareholders of UBS”. This report provided a comprehensive review of the events that took place during the financial crisis. In publishing this report, the BoD responded to the report publicized by the control committee of the Swiss parliament in May 2010. The transparency report is supported by two reports from independent experts who assessed the events from a legal and historic perspective.

Board of Directors

As of 3 March 2011

1 Kaspar Villiger Chairman of the Board of Directors, Chairperson of the Corporate Responsibility Committee and Governance and Nominating Committee   2 Michel Demaré Independent Vice Chairman, member of the Audit Committee and Governance and Nominating Committee   3 Axel P. Lehmann Member of the Risk Committee   4 Rainer-Marc Frey Member of the Audit Committee and Risk Committee   5 Bruno Gehrig Member of the Governance and Nominating Committee and Human Resources and Compensation Committee   6 Ann F. Godbehere Member of the Audit Committee and Corporate Responsibility Committee   7 William G. Parrett Chairperson of the Audit Committee   8 Helmut Panke Member of the Risk Committee and ad-interim Chairperson of the Human Resources and Compensation Committee   9 Wolfgang Mayrhuber Member of the Corporate Responsibility Committee and Human Resources and Compensation Committee   10 David Sidwell Senior Independent Director, Chairperson of the Risk Committee

The Board of Directors (BoD) is our most senior body. Under the leadership of the Chairman, it determines the strategy of the Group based upon the recommendations of the Group Chief Executive Officer (Group CEO). It exercises ultimate supervision of management and is responsible for the appointment and dismissal of all Group Executive Board (GEB) members, the Company Secretary and the Head of Group Internal Audit as well as supervising and setting appropriate risk management and control principles for the firm. With the exception of its current Chairman, Kaspar Villiger, all members of the BoD are independent.

Group Executive Board

As of 3 March 2011

1 Oswald J. Grübel Group Chief Executive Officer   2 John Cryan Group Chief Financial Officer and ad-interim Chairman and CEO of UBS Group Europe, Middle East & Africa   3 Markus U. Diethelm Group General Counsel   4 John A. Fraser Chairman and CEO of Global Asset Management   5 Maureen Miskovic Group Chief Risk Officer   6 Chi-Won Yoon co-Chairman and co-CEO of UBS Group Asia Pacific   7 Ulrich Körner Group Chief Operating Officer and CEO of Corporate Center   8 Robert J. McCann CEO of Wealth Management Americas   9 Lukas Gähwiler CEO of UBS Switzerland and co-CEO of Wealth Management & Swiss Bank   10 Carsten Kengeter Chairman and CEO of the Investment Bank   11 Alexander Wilmot-Sitwell co-Chairman and co-CEO of UBS Group Asia Pacific   12 Jürg Zeltner CEO of UBS Wealth Management and co-CEO of Wealth Management & Swiss Bank   13 Philip J. Lofts CEO of UBS Group Americas

The management of the firm is delegated by the BoD to the GEB. Under the leadership of the Group CEO, the GEB has executive management responsibility for the Group and its businesses. It assumes overall responsibility for the development of the Group and business division strategies and the implementation of approved strategies.

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com
Languages: English/German/French/Italian | SAP No. 80530E

© UBS 2011. The key symbol and UBS are among the registered
and unregistered trademarks of UBS. All rights reserved.

Cautionary Statement Regarding Forward-Looking Statements | This document contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to retain earnings and reduce its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) the liability to which UBS may be exposed due to legal claims and regulatory investigations, including those stemming from market dislocation and losses incurred by clients and counterparties during the financial crisis; (6) the outcome and possible consequences of pending or future inquiries or actions concerning UBS’s cross-border banking business by tax or regulatory authorities in various jurisdictions; (7) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors, including whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

Further information

Annual publications: Annual report (SAP no. 80531; English and German). The report includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and compensation; and financial information, including the financial statements. Compensation report (SAP no. 82307; English and German). This report discusses compensation for senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). This letter provides a quarterly summary from executive management on our strategy and performance. Financial report (SAP no. 80834; English). This report provides an update on our strategy and performance for the respective quarter.

Reports are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F2AL-AUL, P.O. Box, CH-8098 Zurich, Switzerland.

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including results-related SEC filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

This review must be read in conjunction with our Annual Report 2010 and other publicly available information included on this page.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Invitation to the
Annual General Meeting
of UBS AG

Thursday, 28 April 2011, 10:30 a.m.
(Doors open at 9:30 a.m.)

St.Jakobshalle
Brüglingerstrasse 21, Basel

Dear shareholders

We are pleased to invite you to the Annual General Meeting of UBS AG. It will take place on Thursday, 28 April 2011, at 10:30 a.m., at the St.Jakobshalle, Brüglingerstrasse 21 in Basel. The doors open at 9:30 a.m.

Agenda
1.	Annual report, Group and Parent Bank accounts for financial year 2010 Reports of the statutory auditors
1.1.	Approval of annual report and Group and Parent Bank accounts
1.2.	Advisory vote on the compensation report 2010

2.	Appropriation of retained earnings

3.	Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2010

4.	Elections
4.1.	Reelection of members of the Board of Directors
4.1.1.	Kaspar Villiger
4.1.2.	Michel Demaré
4.1.3.	David Sidwell
4.1.4.	Rainer-Marc Frey
4.1.5.	Bruno Gehrig
4.1.6.	Ann F. Godbehere
4.1.7.	Axel P. Lehmann
4.1.8.	Wolfgang Mayrhuber
4.1.9.	Helmut Panke
4.1.10.	William G. Parrett
4.2.	Election of Joseph Yam to the Board of Directors
4.3.	Reelection of the auditors, Ernst & Young Ltd., Basel

Zurich and Basel, 16 March 2011

Yours sincerely

UBS AG

Kaspar Villiger	Luzius Cameron
Chairman	Company Secretary

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Annual General Meeting of UBS AG | 28 April 2011

Organizational issues

Requests for the inclusion of items on the agenda

On 2 February 2011, UBS AG published a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) and on its website at www.ubs.com/agm, inviting qualifying shareholders to submit their requests for the inclusion of individual items on the agenda by 18 February 2011. No requests were submitted in accordance with the Articles of Association of UBS AG.

Voting entitlement

Shareholders recorded in the share register on 21 April 2011 at 5 p.m. CET (on 20 April 2011 at 4:30 p.m. EDT with the US transfer agent BNY Mellon) are shareholders with voting entitlement. Those shareholders are entitled to participate in the Annual General Meeting.

Admission cards for the Annual General Meeting

Shareholders recorded in the share register of UBS AG in Switzerland may order their admission cards by sending the order form attached to this invitation to the following address until 21 April 2011:
UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.

Shareholders recorded in the share register in the United States of America may request their admission cards, in writing, at the following address until 21 April 2011:
BNY Mellon Shareowner Services, Proxy Processing, P.O. Box 3671, S. Hackensack, NJ 07606-9371.

From 15 April 2011 onwards the cards will be sent out. Issued admission cards will become invalid if the corresponding shares are sold prior to the Annual General Meeting and if the share register is informed of the sale.

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Total number of shares and voting rights

The total number of shares issued by UBS AG currently stands at 3,830,933,201. Each share carries one vote, meaning that 3,830,933,201 voting rights currently exist. Pursuant to Article 659a para. 1 of the Swiss Code of Obligations, the voting rights of treasury shares and the rights associated therewith are suspended. The same applies to shares that have not been entered in the share register (dispo shares) and shares that have been registered without voting rights. The total number of shares that entitle holders to attend and vote at the Annual General Meeting is 2,262,549,937.

Representation at the Annual General Meeting

Shareholders may be represented at the Annual General Meeting by their legal representative or, with a written proxy, by their custodial bank or by any other shareholder entitled to vote at the Annual General Meeting. In addition, every shareholder has the option of having his or her shares represented at the Annual General Meeting, free of charge, by:
–	Altorfer Duss & Beilstein AG (Dr. Urs Zeltner, Attorney and Notary), P.O. Box, CH-8010 Zurich as an independent proxy; or
–	UBS AG, P.O. Box, CH-8098 Zurich as a corporate or custody proxy.

Broadcast on the Internet

The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm.

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Annual General Meeting of UBS AG | 28 April 2011

Item 1

Annual report, Group and Parent Bank accounts for financial year 2010
Reports of the statutory auditors

1.1.	Approval of annual report and Group and Parent Bank accounts

A. Motion

The Board of Directors proposes that the report on the financial year 2010 and the Group and Parent Bank accounts for 2010 be approved.

B. Explanation

The “Financial information” section of UBS’s annual report 2010 contains the consolidated financial statements of UBS Group and the financial statements of UBS AG, the Parent Bank. Additional information on the strategy, organization and activities of the Group and the business divisions, as well as on risk management and control, may be found in the sections “Strategy, performance and responsibility,” “UBS business divisions and Corporate Center“ and “Risk and treasury management” of the annual report 2010. Information relating to corporate governance as required by the respective SIX Swiss Exchange Directive on Corporate Governance and the Swiss Code of Obligations can be found in the section “Corporate governance and compensation” of the annual report 2010. The annual report 2010 is also available on the Internet at www.ubs.com/investors. Shareholders registered in the share register in Switzerland will receive the abovementioned reporting as per their individual orders. Shareholders in the US who are registered with BNY Mellon Shareowner Services will receive a copy of the review 2010, which contains the most important information relating to UBS AG’s performance in 2010.

6

The Group income statement shows total operating income of CHF 31,994 million and total operating expenses of CHF 24,539 million, resulting in an operating profit from continuing operations before tax of CHF 7,455 million and a net profit attributable to UBS shareholders of CHF 7,534 million. Total consolidated assets decreased by CHF 23.3 billion to reach a new total of CHF 1,317.2 billion on 31 December 2010. Equity attributable to UBS shareholders totaled CHF 46.8 billion.

Parent Bank profit for the period was CHF 6,123 million. Total operating income of CHF 19,402 million and total operating expenses of CHF 14,802 million resulted in an operating profit of CHF 4,601 million. Depreciation, write-offs and provisions amounted to CHF 2,232 million and extraordinary income to CHF 3,957 million. Extraordinary expenses totaled CHF 178 million and the tax expense amounted to CHF 25 million.

In their reports to the Annual General Meeting, Ernst & Young Ltd., Basel, as statutory auditors, recommended without qualification that the Group and Parent Bank accounts be approved. The statutory auditors confirm that, in their opinion, the Group financial statements accurately reflect the consolidated financial position of UBS AG and the consolidated results of operations and cash flows, in conformity with the International Financial Reporting Standards (IFRS), and that they comply with Swiss law. With respect to the Parent Bank, the statutory auditors confirm that the financial statements and the proposal of the Board of Directors relating to the proposed appropriation of results comply with Swiss law and with the Articles of Association of UBS AG.

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Annual General Meeting of UBS AG | 28 April 2011

1.2.	Advisory vote on the compensation report 2010

A. Motion

The Board of Directors proposes that the compensation report 2010 be ratified in a non-binding advisory vote.

B. Explanation

The compensation report 2010 is a chapter in the annual report 2010. It explains the governance and principles behind the compensation structure at UBS AG, including the link between pay and performance and the changes implemented for 2010. It also sets out the compensation of the management and Board of Directors in accordance with all applicable laws and regulations and contains information on the total reward principles for all employees, which were re-affirmed on 15 September 2010 by the Board of Directors’ Human Resources and Compensation Committee.

The vote on the compensation report 2010 of UBS AG is non-binding and advisory in nature.

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Item 2

Appropriation of retained earnings

A. Motion

The Board of Directors proposes the following appropriation:

CHF million

Other reserves	402

Profit for the financial year 2010 as per the Parent Bank’s income statement	6,123

Total for appropriation	6,525

Appropriation to other reserves	2,000

Appropriation to general statutory reserves (retained earnings)	4,525

Total appropriation	6,525

B. Explanation

The profit of the financial year 2010 will be attributed to other reserves and the general statutory reserves (retained earnings). The Board of Directors proposes no dividend for the financial year 2010.

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Annual General Meeting of UBS AG | 28 April 2011

Item 3

Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2010

A. Motion

The Board of Directors proposes that the discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2010 be approved.

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Item 4

Elections

4.1.	Reelection of members of the Board of Directors

The Board of Directors proposes that Kaspar Villiger, Michel Demaré, David Sidwell, Rainer-Marc Frey, Bruno Gehrig, Ann F. Godbehere, Axel P. Lehmann, Wolfgang Mayrhuber, Helmut Panke and William G. Parrett, each of whose term of office expires at the 2011 Annual General Meeting, be reelected for a one-year term of office.

4.1.1. Kaspar Villiger

A. Motion

The Board of Directors proposes that Kaspar Villiger be reelected for a one-year term of office.

B. Explanation

The term of office of Kaspar Villiger, Chairman of the Board of Directors, expires at the 2011 Annual General Meeting. He is prepared to stand for reelection.

Kaspar Villiger (1941) was elected to the Board of Directors at the 2009 Annual General Meeting and thereafter appointed as Chairman. He was Federal Councilor from 1989 to 2003, during which time he served as the Minister of Defense and Head of the Federal Military Department and later as Finance Minister and Head of the Federal Department of Finance.

Kaspar Villiger chairs the Corporate Responsibility Committee and the Governance and Nominating Committee.

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Annual General Meeting of UBS AG | 28 April 2011

4.1.2. Michel Demaré

A. Motion

The Board of Directors proposes that Michel Demaré be reelected for a one-year term of office.

B. Explanation

The term of office of Michel Demaré expires at the 2011 Annual General Meeting. He is prepared to stand for reelection.

Michel Demaré (1956) was elected to the Board of Directors at the 2009 Annual General Meeting and was appointed independent Vice Chairman at the 2010 Annual General Meeting. He joined ABB in 2005 as Chief Financial Officer (CFO) and as a member of its Group Executive Committee. Michel Demaré acted as interim Chief Executive Officer (CEO) of the company between February and September 2008 prior to adding the role of President of Global Markets, which he held until February 2011.

Michel Demaré is a member of the Audit Committee and the Governance and Nominating Committee.

4.1.3. David Sidwell

A. Motion

The Board of Directors proposes that David Sidwell be reelected for a one-year term of office.

B. Explanation

The term of office of David Sidwell expires at the 2011 Annual General Meeting. He is prepared to stand for reelection.

David Sidwell (1953) was elected to the Board of Directors at the 2008 Annual General Meeting and was appointed Senior Independent Director at the 2010 Annual General Meeting. He was Executive Vice President and CFO of Morgan Stanley in New York between March 2004 and October 2007 and retired at the end of 2007.

David Sidwell chairs the Risk Committee.

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4.1.4. Rainer-Marc Frey

A. Motion

The Board of Directors proposes that Rainer-Marc Frey be reelected for a one-year term of office.

B. Explanation

The term of office of Rainer-Marc Frey expires at the 2011 Annual General Meeting. He is prepared to stand for reelection.

Rainer-Marc Frey (1963) was elected to the Board of Directors at the Extraordinary General Meeting in October 2008. He is the founder of the investment management company Horizon21. He is the Chairman of Horizon21 as well as of its related entities and subsidiaries.

Rainer-Marc Frey is a member of the Audit Committee and the Risk Committee.

4.1.5. Bruno Gehrig

A. Motion

The Board of Directors proposes that Bruno Gehrig be reelected for a one-year term of office.

B. Explanation

The term of office of Bruno Gehrig expires at the 2011 Annual General Meeting. He is prepared to stand for reelection.

Bruno Gehrig (1946) was elected to the Board of Directors at the Extraordinary General Meeting in October 2008. He is Chairman of Swiss International Air Lines’ Board of Directors and was Chairman of Swiss Life Holding from 2003 to 2009. Between 1996 and 2003, he worked at the Swiss National Bank, starting as a member of the Governing Board and becoming Vice Chairman in 2000.

Bruno Gehrig is a member of the Governance and Nominating Committee and the Human Resources and Compensation Committee.

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Annual General Meeting of UBS AG | 28 April 2011

4.1.6. Ann F. Godbehere

A. Motion

The Board of Directors proposes that Ann F. Godbehere be reelected for a one-year term of office.

B. Explanation

The term of office of Ann F. Godbehere expires at the 2011 Annual General Meeting. She is prepared to stand for reelection.

Ann F. Godbehere (1955) was elected to the Board of Directors at the 2009 Annual General Meeting. She was appointed CFO and Executive Director of Northern Rock in February 2008, serving in these roles during the initial phase of the business’ public ownership – she left at the end of January 2009. Prior to this role, she served as CFO of Swiss Re Group from 2003 to 2007.

Ann F. Godbehere is a member of the Audit Committee and the Corporate Responsibility Committee.

4.1.7. Axel P. Lehmann

A. Motion

The Board of Directors proposes that Axel P. Lehmann be reelected for a one-year term of office.

B. Explanation

The term of office of Axel P. Lehmann expires at the 2011 Annual General Meeting. He is prepared to stand for reelection.

Axel P. Lehmann (1959) was elected to the Board of Directors at the 2009 Annual General Meeting. He has been a member of the Group Executive Committee and, since 2008, Group Chief Risk Officer of Zurich Financial Services (Zurich). He joined Zurich in 1996.

Axel P. Lehmann is a member of the Risk Committee.

14

4.1.8. Wolfgang Mayrhuber

A. Motion

The Board of Directors proposes that Wolfgang Mayrhuber be reelected for a one-year term of office.

B. Explanation

The term of office of Wolfgang Mayrhuber expires at the 2011 Annual General Meeting. He is prepared to stand for reelection.

Wolfgang Mayrhuber (1947) was elected to the Board of Directors at the 2010 Annual General Meeting. He was Chairman of the Executive Board and CEO of Deutsche Lufthansa AG from 2003 to 2010.

Wolfgang Mayrhuber is a member of the Corporate Responsibility Committee and the Human Resources and Compensation Committee.

4.1.9. Helmut Panke

A. Motion

The Board of Directors proposes that Helmut Panke be reelected for a one-year term of office.

B. Explanation

The term of office of Helmut Panke expires at the 2011 Annual General Meeting. He is prepared to stand for reelection.

Helmut Panke (1946) was elected to the Board of Directors at the 2004 Annual General Meeting. He joined BMW in 1982 and was Chairman of its Board of Management between 2002 and 2006.

Helmut Panke is member of the Risk Committee and ad-interim Chairperson of the Human Resources and Compensation Committee.

15

Annual General Meeting of UBS AG | 28 April 2011

4.1.10. William G. Parrett

A. Motion

The Board of Directors proposes that William G. Parrett be reelected for a one-year term of office.

B. Explanation

The term of office of William G. Parrett expires at the 2011 Annual General Meeting. He is prepared to stand for reelection.

William G. Parrett (1945) was elected to the Board of Directors at the Extraordinary General Meeting in October 2008. He served his entire career with Deloitte Touche Tohmatsu and was CEO from 2003 until his retirement in 2007.

William G. Parrett chairs the Audit Committee.

More detailed CVs can be found in the section “Corporate governance and compensation” of the annual report 2010 as well as on the Internet at www.ubs.com/boards.

16

4.2.	Election of Joseph Yam to the Board of Directors

A. Motion

The Board of Directors proposes that Joseph Yam be elected as an independent member of the Board of Directors for a one-year term of office.

B. Explanation

Joseph Yam (1948) is Executive Vice President of the China Society for Finance and Banking and in that capacity serves as an advisor to the People’s Bank of China since 2009. He was instrumental in the establishment of the Hong Kong Monetary Authority and served as its Chief Executive from 1993 until his retirement in 2009. He began his career in Hong Kong as a statistician in 1971 and served the public for over 38 years. During his service he occupied several positions such as Director of the Office of the Exchange Fund in 1991, Deputy Secretary for Monetary Affairs in 1985 and Principal Assistant Secretary for Monetary Affairs in 1982.

Joseph Yam graduated from the University of Hong Kong in 1970 with first class honors in economics and statistics. He holds honorary doctorate degrees and professorships from a number of universities in Hong Kong and overseas. He is a Distinguished Research Fellow of the Institute of Global Economics and Finance at the Chinese University of Hong Kong. In recognition of his contributions to Hong Kong, Joseph Yam was awarded the highest honor of the Grand Bauhinia Medal by the Hong Kong Special Administrative Region Government in 2009. He is of Chinese nationality and a Hong Kong citizen.

Joseph Yam is Chairman of the board of Macroprudential Consultancy Limited and sits on the international advisory councils of a number of government and academic institutions. He is on the boards of China Construction Bank and Johnson Electric Holdings Limited.

17

Annual General Meeting of UBS AG | 28 April 2011

4.3.	Reelection of the auditors, Ernst & Young Ltd., Basel

A. Motion

The Board of Directors proposes that Ernst & Young Ltd., Basel, be reelected for a one-year term of office as auditors for the financial statements of UBS AG and the consolidated financial statements of the UBS Group.

B. Explanation

Upon the recommendation of the Audit Committee, the Board of Directors proposes that Ernst & Young Ltd., Basel, be reelected for a further one-year term of office as auditors. Ernst & Young Ltd., Basel, has confirmed to the Board of Directors’ Audit Committee that it possesses the level of independence required to take on this role and that its independence will not be affected by additional mandates performed for UBS AG. Any such additional mandates will require pre-approval by the Audit Committee. Ernst & Young Ltd., Basel, further confirms that it did not provide any services for UBS AG prohibited by the US Securities and Exchange Commission (SEC) for a company’s principal auditor in the period from 1 January to 31 December 2010.

Ernst & Young Ltd., Basel, has been responsible for auditing UBS AG since the latter’s merger in 1998. Further information concerning the independence of UBS’s auditors and the fees paid to them can be found in the section “Corporate governance and compensation” of the annual report 2010.

18

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

UBS AG P.O. Box, CH-8098 Zurich Tel. +41-44-234 11 11 Board of Directors Tel. +41-44-236 67 69 Fax +41-44-235 82 20 sh-shareholder-services@ubs.com
24 March 2011
Annual General Meeting of UBS AG on 28 April 2011, 10:30 a.m.,
St. Jakobshalle, Brüglingerstrasse 21, Basel
Dear Shareholder,
On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of shareholders. Please find enclosed the agenda with explanations to the different items. If you plan to attend the Annual General Meeting in person or to appoint a proxy of your choice, we kindly ask you to return the admission card to the control offices of UBS AG not later than 21 April 2011. Only registered shareholders who are entered in the share register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies.
We shall, however, be glad to represent your shares at the Annual General Meeting as a corporate proxy. If this is your preference, we invite you to fill out the form of proxy with your voting instructions and return it to us.
If you appoint us as proxy without expressly indicating how you wish your votes to be cast, your shares will be voted in accordance with the proposals of the Board of Directors.
We are pleased to enclose a copy of our Review 2010, which contains key information on UBS’s strategy and financials. The detailed Annual Report, Compensation Report, Financial Reporting and the 2010 Form 20F (upon filing) can be requested using the enclosure. They are also available on the Internet at: www.ubs.com/investors.
Sincerely yours,
UBS AG

Kaspar Villiger	Luzius Cameron
Chairman	Company Secretary

UBS AG P.O. Box, CH-8098 Zurich Tel. +41-44-234 11 11 Board of Directors Tel. +41-44-236 67 69 Fax +41-44-235 82 20 sh-shareholder-services@ubs.com
24 March 2011
Annual General Meeting of UBS AG on 28 April 2011, 10:30 a.m.,
St. Jakobshalle, Brüglingerstrasse 21, Basel
Dear Shareholder,
On behalf of our Board of Directors, we would like to advise you of the forthcoming Annual General Meeting of shareholders. As we informed you earlier, you are listed in our share register as a shareholder without voting rights. You are therefore not entitled to represent your shares at the Annual General Meeting.
For your information we are sending you the agenda of the meeting with explanations to the items together with a copy of our Review 2010, which contains key information on UBS’s strategy and financials. The detailed Annual Report, Compensation Report, Financial Reporting and the 2010 Form 20F (upon filing) can be requested using the enclosure. They are also available on the Internet at: www.ubs.com/investors.
Sincerely yours,
UBS AG

Kaspar Villiger	Luzius Cameron
Chairman	Company Secretary

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week. Internet and telephone voting is available through 11:59 PM Eastern Time on April 21, 2011. INTERNET http://www.proxyvoting.com/ubs Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. OR TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. 96436 FOLD AND DETACH HERE If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as X indicated in this example 1. Annual report, Group and Parent Bank accounts for FOR AGAINST ABSTAIN financial year 2010 Reports of the statutory auditors 1.1. Approval of annual report and Group and Parent Bank accounts 1.2. Advisory vote on the compensation report 2010 2. Appropriation of retained earnings 3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2010 4. Elections 4.1. Reelection of members of FOR AGAINST ABSTAIN the Board of Directors 4.1.1. Kaspar Villiger 4.1.2. Michel Demare 4.1.3. David Sidwell 4.1.4. Rainer-Marc Frey 4.1.5. Bruno Gehrig FOR AGAINST ABSTAIN 4.1.6. Ann F. Godbehere 4.1.7. Axel P. Lehmann 4.1.8. Wolfgang Mayrhuber 4.1.9. Helmut Panke 4.1.10. William G. Parrett 4.2. Election of Joseph Yam to the Board of Directors 4.3. Reelection of the auditors, Ernst & Young Ltd., Basel IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE WILL ATTEND APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT COMPLETE THE VOTING SECTIONS Mark Here for Address Change or Comments SEE REVERSE NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature Signature Date

Admission Card If you choose to attend the UBS AG Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, on April 21, 2011. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting. You must separate this admission card before returning the proxy card in the enclosed envelope. The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect(R) at www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you through enrollment. FOLD AND DETACH HERE Dear Shareholder, We would like to invite you to the Annual General Meeting of shareholders to be held at St. Jakobshalle, Brüglingerstrasse 21, Basel on 28 April 2011, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed Invitation to the Annual General Meeting of shareholders of UBS AG. Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via telephone, Internet or by marking your choices on this proxy card, and then signing, dating and mailing it in the enclosed return envelope. Using this method, you authorize UBS AG to vote your shares as you specify on the card. Alternatively, if you are a registered shareholder, you may attend the meeting and vote in person, or you may appoint a proxy of your choosing to vote at the meeting for you. If you choose to attend the meeting, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. Please note that only registered shareholders who are entered in the register may be appointed as proxies. Spouses who are not shareholders in their own right may not act as proxies. Please direct your written request by 21 April 2011 to: UBS AG c/o BNY Mellon Shareowner Services, P.O. Box 3671, South Hackensack, NJ 07606-9371 If you are a beneficial shareholder (hold your shares through a broker or other financial intermediary) you must first register your shares to be eligible for the options discussed above. Sincerely, UBS AG Address Change/Comments (Mark the corresponding box on the reverse side) Voting instructions in case of ad-hoc motions In case of ad-hoc motions during the Annual General Meeting. I/we authorize my/our proxy to act as follows: Vote in accordance with the proposal of the Board of Directors Vote against the proposal of the Board of Directors Abstain If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors. BNY MELLON SHAREOWNER SERVICES P.O. BOX 3671 SOUTH HACKENSACK, NJ 07606-9371 (Continued and to be marked, dated and signed, on the other side) 96436

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week. Internet and telephone voting is available through 11:59 PM Eastern Time on April 21, 2011. INTERNET http://www.proxyvoting.com/ubs Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. OR TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. 96440-gr FOLD AND DETACH HERE If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as X indicated in this example 1. Annual report, Group and Parent Bank accounts for FOR AGAINST ABSTAIN financial year 2010 Reports of the statutory auditors 1.1. Approval of annual report and Group and Parent Bank accounts 1.2. Advisory vote on the compensation report 2010 2. Appropriation of retained earnings 3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2010 4. Elections 4.1. Reelection of members of FOR AGAINST ABSTAIN the Board of Directors 4.1.1. Kaspar Villiger 4.1.2. Michel Demare 4.1.3. David Sidwell 4.1.4. Rainer-Marc Frey 4.1.5. Bruno Gehrig 4 FOR AGAINST ABSTAIN 4.1.6. Ann F. Godbehere 4.1.7. Axel P. Lehmann 4.1.8. Wolfgang Mayrhuber 4.1.9. Helmut Panke 4.1.10. William G. Parrett 4.2. Election of Joseph Yam to the Board of Directors 4.3. Reelection of the auditors, Ernst & Young Ltd., Basel IF YOU WILL ATTEND THE ANNUAL MEETING, PLEASE MARK THE WILL ATTEND APPROPRIATE BOX ON THE PROXY CARD, BUT DO NOT COMPLETE THE VOTING SECTIONS Mark Here for Address Change or Comments SEE REVERSE NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature Signature Date

Admission Card If you choose to attend the UBS AG Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, on April 21, 2011. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting. You must separate this admission card before returning the proxy card in the enclosed envelope. The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm FOLD AND DETACH HERE This Voting Instruction Card is requested by State Street, in conjunction with the Annual General Meeting of UBS AG Confidential Voting Instruction Dear participant of the UBS Savings and Investment Plan, We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at St. Jakobshalle, Brüglingerstrasse 21, Basel on 28 April 2011, 10:30 a.m. Various items are being proposed for approval at the meeting. The agenda and related information describing the proposals are included in the enclosed package. Your vote is important. As a participant in the UBS Savings and Investment Plan, you have the opportunity to direct the Trustee how to vote shares allocated to your account under the Plan. You can vote your shares via telephone, Internet, or by marking your choices on this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. If you do not direct the Trustee, the unvoted shares will be voted by the Trustee in the same proportion as those for which instructions have been received. Please direct your response via phone, Internet or mail by 21 April 2011 to: UBS AG c/o BNY Mellon Shareowner Services P.O. Box 3671 South Hackensack, NJ 07606-9371 You may attend the meeting however you may not vote your plan shares at the meeting. State Street Bank and Trust Company (State Street) is the independent fiduciary for purpose of ensuring the confidentiality of the participant voting process. Please notify State Street, in writing, if you have specific confidentiality concerns relating to exercising your right to direct the Trustee. Sincerely, State Street Address Change/Comments (Mark the corresponding box on the reverse side) BNY MELLON SHAREOWNER SERVICES P.O. BOX 3671 SOUTH HACKENSACK, NJ 07606-9371 (Continued and to be marked, dated and signed, on the other side) 96440-gr

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week. Internet and telephone voting is available through 11:59 PM Eastern Time on April 21, 2011. INTERNET http://www.proxyvoting.com/ubs Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. OR TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. 96440-or FOLD AND DETACH HERE If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as X indicated in this example 1. Annual report, Group and Parent Bank accounts for FOR AGAINST ABSTAIN financial year 2010 Reports of the statutory auditors 1.1. Approval of annual report and Group and Parent Bank accounts 1.2. Advisory vote on the compensation report 2010 2. Appropriation of retained earnings 3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2010 4. Elections 4.1. Reelection of members of FOR AGAINST ABSTAIN the Board of Directors 4.1.1. Kaspar Villiger 4.1.2. Michel Demare 4.1.3. David Sidwell 4.1.4. Rainer-Marc Frey 4.1.5. Bruno Gehrig FOR AGAINST ABSTAIN 4.1.6. Ann F. Godbehere 4.1.7. Axel P. Lehmann 4.1.8. Wolfgang Mayrhuber 4.1.9. Helmut Panke 4.1.10. William G. Parrett 4.2. Election of Joseph Yam to the Board of Directors 4.3. Reelection of the auditors, Ernst & Young Ltd., Basel Mark Here for Address Change or Comments SEE REVERSE NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature Signature Date

Admission Card If you choose to attend the UBS AG Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, on April 21, 2011. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting. You must separate this admission card before returning the proxy card in the enclosed envelope. The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm FOLD AND DETACH HERE This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Annual General Meeting of UBS AG Confidential Voting Instruction Dear participant of the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, which it has received such instructions unless to do so would be inconsistent with the Trustee’s duties. We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at St. Jakobshalle, Brüglingerstrasse 21, Basel on 28 April 2011, 10:30 a.m. Various Your vote is important. Please vote now by proxy so that your shares are represented at items are being proposed for approval at the meeting. The agenda and related information the meeting. You can vote your shares via telephone, Internet, or by marking your choices are included in the enclosed package. on this card and then signing. dating, and mailing it in the enclosed return envelope. Your vote will remain confidential. Using this method, you authorize the Trustee to vote your Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. of shares as you specify on this card. To select one of these options, please direct your Puerto Rico Savings Plus Plan, can vote the shares of UBS AG stock held by the Plan. written request by 21 April 2011 to: As a participant in and a Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document and Trust) under the UBS Financial Services Inc. UBS AG Puerto Rico Savings Plus Plan, you have the right to direct The Northern Trust Company, c/o BNY Mellon Shareowner Services as Trustee, how to vote the shares of UBS AG allocated to your Plan account as well as P.O. Box 3671 a portion of any shares for which no timely voting instructions are received from other South Hackensack, NJ 07606-9371 participants. The Trust provides that the Trustee will vote the shares for which voting Sincerely, instructions have not been received in the same proportion as it votes the shares for The Northern Trust Company Voting instructions in case of ad-hoc motions In case of ad-hoc motions during the Annual General Meeting. I/we authorize my/our proxy to act as follows: Vote in accordance with the proposal of the Board of Directors Vote against the proposal of the Board of Directors Address Change/Comments Abstain (Mark the corresponding box on the reverse side) If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the UBS Board of Directors. BNY MELLON SHAREOWNER SERVICES P.O. BOX 3671 SOUTH HACKENSACK, NJ 07606-9371 (Continued and to be marked, dated and signed, on the other side) 96440-or

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. We encourage you to take advantage of Internet or telephone voting. Both are available 24 hours a day, 7 days a week. Internet and telephone voting is available through 11:59 PM Eastern Time on April 21, 2011. INTERNET http://www.proxyvoting.com/ubs Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. OR TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. 96444-bl FOLD AND DETACH HERE If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance with the proposals of UBS Board of Directors. Please mark your votes as X indicated in this example 1. Annual report, Group and Parent Bank accounts for FOR AGAINST ABSTAIN financial year 2010 Reports of the statutory auditors 1.1. Approval of annual report and Group and Parent Bank accounts 1.2. Advisory vote on the compensation report 2010 2. Appropriation of retained earnings 3. Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2010 4. Elections 4.1. Reelection of members of FOR AGAINST ABSTAIN the Board of Directors 4.1.1. Kaspar Villiger 4.1.2. Michel Demare 4.1.3. David Sidwell 4.1.4. Rainer-Marc Frey 4.1.5. Bruno Gehrig FOR AGAINST ABSTAIN 4.1.6. Ann F. Godbehere 4.1.7. Axel P. Lehmann 4.1.8. Wolfgang Mayrhuber 4.1.9. Helmut Panke 4.1.10. William G. Parrett 4.2. Election of Joseph Yam to the Board of Directors 4.3. Reelection of the auditors, Ernst & Young Ltd., Basel Mark Here for Address Change or Comments SEE REVERSE NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature Signature Date

Admission Card If you choose to attend the UBS AG Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to UBS AG in the enclosed postage pre-paid envelope, arriving no later than 4:00 PM, Eastern Daylight Time, on April 21, 2011. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting. You must separate this admission card before returning the proxy card in the enclosed envelope. The Annual General Meeting will be broadcast in English and German on the Internet via www.ubs.com/agm FOLD AND DETACH HERE This Voting Instruction Card is requested by The Northern Trust Company, in conjunction with the Annual General Meeting of UBS AG Confidential Voting Instruction Dear participant of the UBS Financial Services Inc. 401(k) Plus Plan, for which is has received such instructions unless to do so would be inconsistent with the Trustee’s duties. We would like to advise you of the upcoming Annual General Meeting of UBS AG to be held at St. Jakobshalle, Brüglingerstrasse 21, Basel on 28 April 2011, 10:30 a.m. Various items are Your vote is important. Please vote now by proxy so that your shares are represented at the being proposed for approval at the meeting. Please find enclosed the agenda with explanations meeting. You can vote your shares via telephone, Internet, or by marking your choices on to the different items. The agenda and related information are included in the enclosed this card and then signing, dating, and mailing it in the enclosed return envelope. Your vote will package. remain confidential. Using this method, you authorize the Trustee to vote your shares as you specify on this card. Please direct your written request by 21 April 2011 to: Only The Northern Trust Company, as the Trustee of the UBS Financial Services Inc. 401(k) Plus Plan, can vote the shares of UBS AG stock held by the Plan. As a participant in and a UBS AG Named Fiduciary (i.e. the responsible party identified in the voting section of the Plan Document c/o BNY Mellon Shareowner Services and Trust) under the UBS Financial Services Inc. 401(k) Plus Plan, you have the right to P.O. Box 3671 direct The Northern Trust Company, as Trustee, how to vote the shares of UBS AG allocated South Hackensack, NJ 07606-9371 to your Plan account as well as a portion of any shares for which no timely voting instructions Sincerely, are received from other participants. The Trust provides that the Trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares The Northern Trust Company Voting instructions in case of ad-hoc motions In case of ad-hoc motions during the Annual General Meeting. I/we authorize my/our proxy to act as follows: Vote in accordance with the proposal of the Board of Directors Vote against the proposal of the Board of Directors Address Change/Comments Abstain If you do not expressly indicate how you wish your vote to be cast, your shares will be voted in accordance (Mark the corresponding box on the reverse side) with the UBS Board of Directors. BNY MELLON SHAREOWNER SERVICES P.O. BOX 3671 SOUTH HACKENSACK, NJ 07606-9371 (Continued and to be marked, dated and signed, on the other side) 96444-bl

Annual General Meeting of UBS AG on 28 April 2011
Enclosure
Request for Special Reports
Annual Report 2010
(approx. 460 pages)

☐	English	☐	German
Compensation Report 2010
(approx. 40 pages, excerpt from the Annual Report)

☐	English	☐	German
Financial Reporting 2010
(quarterly report full version, approx. 80 pages)

☐	English
2010 Form 20F
(approx. 580 pages)
containing the information in the Special Reports and additional information pursuant to the requirements of the US Securities and Exchange Commission. Available (upon filing) in:

☐	English
Further information of the reports is available in the Review 2010 or online at www.ubs.com/investorrelations.

Please send the reports to:

Name

Address

City/State

Postal code

Please send this questionnaire by mail to:
BNY Mellon Shareowner Services
Ms. Kerri Shenkin
480 Washington Boulevard
Jersey City, NJ 07310

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date: March 22, 2011